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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-23280
Issuer: Neurobiological Technologies, Inc.
Exchange: NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
2000 Powell Street, Suite 800, Emeryville, California, 94608; (510) 595-6000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, $0.001 par value
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐       17 CFR 240.12d2-2(a)(1)
☐       17 CFR 240.12d2-2(a)(2)
☐       17 CFR 240.12d2-2(a)(3)
☐       17 CFR 240.12d2-2(a)(4)
☐       Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒       Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Neurobiological Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.
On September 15, 2009, the Company received a letter from the Nasdaq Stock Market (the “Notice”) notifying the Company that for 30 consecutive trading days the bid price of the Company’s common stock had closed below the $1.00 per share minimum required for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Marketplace Rule 5550(a)(2). The Notice also stated that the Company has been provided 180 calendar days, or until March 15, 2010, to regain compliance.

December 7, 2009	By:	/S/ Matthew M. Loar	Chief Financial Officer

Date	Name:	Matthew M. Loar	Title